May 17, 2007

Mail Stop 4561

Martin D. Kidder
Chief Financial Officer
Verso Technologies, Inc.
400 Galleria Parkway, Suite 200
Atlanta, GA 30339

> **RE:** **Verso Technologies, Inc.**
> **Amendment 2 to Form S-3**
> **Filed April 25, 2007**
> **File number 333-138429**

Dear Mr. Kidder:

We have reviewed your amended filing and have the following comments in that regard.

Form S-3
Cover Page

1. While we note that you have included disclosure of the offerings in other recent registration statements: File Nos. 333-126223, 333-127817, 333-133373, 333-137138 and 333-142139, you have not included reference to the offerings in the two registration statements filed concurrently with this amendment. (They are File nos. 333-142339 and 333-142340.) Please consider consolidating these offerings into one prospectus pursuant to Rule 429 of the Securities Act in order to encompass and discuss your concurrent offerings in the disclosure on the Cover Page.

Where You Can Find More Information, page 15

2. Please update your incorporation by reference to include any necessary reports filed pursuant to Section 13 of the Exchange Act subsequent to the filing of this registration statement (e.g. your Form 10-Q for March 31, 2007).

Undertakings

3. We are unclear why you have not provided the Rule 430C undertaking in Item 512 of Regulation S-K. Please advise.

Legal Opinion

4. Please file an updated opinion regarding the legality of the shares being offered.

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Please contact Hugh Fuller at (202) 551-3853 with any questions. If you require further assistance, you may call me at (202) 551-3735.

Sincerely,

Barbara C. Jacobs
Assistant Director

CC: Lori A. Gelchion
Rogers & Hardin LLP
2700 International Tower
229 Peachtree Street, NE
Atlanta, GA 30303
Facsimile no: (404) 525-2224-